INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999


                             CONTENTS

                                                            Page

Summary of Billings                                           1

Annual Tonnage and Equipment Usage                            2

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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999
                                               October 1999                November 1999                December 1999
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  232,178   $2.99      $694   221,002    $2.59      $572   228,866    $2.56      $587

    Amos Plant . . . . . . . . . . . .   72,105   $1.40       101    39,368    $1.44        57   104,124    $1.69       176

      Total. . . . . . . . . . . . . .  304,283              $795   260,370               $629   332,990               $763

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  347,269   $1.94      $673   303,945    $1.75      $533   319,945    $1.88      $603

    Kanawha River Plant. . . . . . . .   65,216   $0.91        59    74,653    $0.90        67    71,715    $0.90        64

      Total. . . . . . . . . . . . . .  412,485              $732   378,598               $600   391,660               $667

  Ohio Valley Electric Company . . . .  106,838   $1.05      $113   107,758    $1.02      $110   156,597    $1.04      $163

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  249,554   $2.52      $629   303,103    $2.73      $828   263,525    $2.74      $722

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  669,530   $1.70    $1,141   738,052    $1.73    $1,274   872,417    $1.58    $1,377

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  161,628   $0.75      $122    64,618    $0.83       $54    42,377    $0.90       $38

    Gavin Plant. . . . . . . . . . . .   20,946   $1.20        25      -         -          -       -       $ -          -

    Kammer Plant . . . . . . . . . . .   (6,533)              (20)     -         -          -       -                    -

    Muskingum River Plant. . . . . . .   16,396   $1.51        25      -         -          -       -       $ -          -

      Total. . . . . . . . . . . . . .  192,437              $152    64,618                $54    42,377                $38

Barging Repairs for Affiliated
 Companies . . . . . . . . . . . . . .                                                                                 $15

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES
  Buckeye Power Company
    Cardinal Plant (Unit 2 and 3). . .   90,465   $2.56      $232    38,479    $2.50      $ 96    69,703    $2.42      $169

  Other Coal . . . . . . . . . . . . .  202,777   $1.89      $383   198,801    $1.63      $324   194,438    $1.82      $353

  Other. . . . . . . . . . . . . . . .  500,753              $824   352,102               $570   251,094               $417

Note: The above amounts include demurrage charges.
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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                ANNUAL TONNAGE AND EQUIPMENT USAGE
          FOR THE TWELVE MONTHS ENDING DECEMBER 31, 1999


                                  Ton

ANNUAL TONNAGE

   Affiliated                  22,973,912
   Unaffiliated                 8,410,908

     Total                     31,384,820



EQUIPMENT USAGE

                            Adjusted
                            Ton Miles

   Affiliated               7,224,029,548
   Unaffiliated         2,912,214,027

     Total                 10,136,243,575